FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]        Form 40-F   [  ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes    [  ]         No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto are copies of dividend and earnings releases issued by Nordic American Tanker Shipping Limited (the "Company") on April 14, 2004, announcing its second quarter dividend payment and first quarter earnings.

ADDITIONAL INFORMATION

          BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Exhibit 1


FOR IMMEDIATE RELEASE


Hamilton, Bermuda, April 14, 2004: Nordic American Tanker Shipping Limited (AMEX:NAT, OSE:NAT) today announced that its Board of Directors has declared a dividend in the amount of $1.70 per share, to be paid to shareholders of record as of April 29, 2004. The expected payment date is May 17, 2004.



Contact:     Gary J. Wolfe
             Seward & Kissel LLP
             Tel. 212-574-1223

             Rolf Amundsen, Esq.
             Amundsen & Partners AS
             011-47-90-82-69-06

Exhibit 2

FOR IMMEDIATE RELEASE


Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) announces results for 1st quarter 2004.


As of 03/31/04 (1st quarter 2004) NAT had an operating profit of $15.4 million as against $11.4 million during the same period last year. The net profit for the 1st quarter 2004 was $14.9 million as against $10.9 million in the same period last year. The increase in earnings in the 1st quarter 2004 compared to the same period in year 2003 is a result of tanker rates being stronger this quarter.

Stronger tanker rates and the results for the 1st quarter of 2004 enable the Company to pay a 2nd quarter 2004 dividend of $1.70 per share. Including the dividend for the 2nd quarter of 2004, the total dividend paid so far in 2004 is $2.85 per share. The total dividend paid in 2003 and 2002 were $3.05 and $1.35 per share, respectively. The 2nd quarter 2004 dividend of $1.70 will be paid on or about May 17th to shareholders of record as of April 29, 2004. The next dividend payment from NAT will be declared in July 2004.

Under the contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modern Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping. The spot market for modern Suezmax tankers in the 1st quarter of 2004 was above the agreed minimum rate the NAT vessels have with the charterer BP Shipping. The 1st quarter 2004 time charter (T/C) equivalent for the NAT vessels was $63,787 per day compared to $51,501 in the 4th quarter, $23,243 in the 3rd quarter and $38,291 in the 2nd quarter of 2003.

The contracts with BP Shipping commenced on October 1, 1997 and will terminate on October 1, 2004 (see below).

The quarterly $ per day T/C equivalent for the NAT vessels has since 1999 been as follows:

Period            1999      2000     2001    2002     2003     2004
--------------------------------------------------------------------------------
1st Quarter       22,000   26,079   51,607   22,000   57,756   63,787
2nd Quarter       22,000   33,701   35,088   22,000   38,291
3rd Quarter       22,000   48,153   28,668   22,000   23,243
4th Quarter       22,000   59,059   22,617   33,868   51,501


NAT has 9,706,606 shares in issue.



The results for the 1st quarter of 2004 compared to the same period last year and 4th quarter 2003, are as follows:




INCOME STATEMENT INFORMATION
All figures in USD
                           1st Qtr.        1st Qtr.       4th Qtr.         All
                            2004            2003           2003            2003
                            ----            ----           ----            ----
Revenue                    17,413,885     13,299,187     11,868,306     37,370,756
Ship Broker Commissions       (46,069)       (45,562)       (46,575)      (184,781)
Management Fee Expense        (62,500)       (62,500)       (62,500)      (250,000)
Insurance Expense             (26,666)       (25,000)       (26,666)      (101,666)
Other Expenses               (184,532)       (60,037)        (5,302)      (116,421)
Depreciation               (1,707,760)    (1,707,760)    (1,707,760)    (6,831,040)
-----------------------------------------------------------------------------------
Net Operating Income       15,386,358     11,398,328     10,019,503     29,886,848

Financial Income               12,234          4,913          6,487         26,462
Financial Expenses           (444,256)      (463,800)      (461,525)    (1,813,021)
Net Financial Items          (432,022)      (458,887)      (455,038)    (1,786,559)
Net Profit                 14,954,336     10,939,441      9,564,465     28,100,289

Earnings per Share               1.54           1.13           0.99           2.89
Cash Flow per Share              1.72           1.30           1.16           3.60



The quarterly dividend paid since the commencement in 1997 has been as follows:

Period           1997   1998   1999   2000   2001   2002   2003   2004
--------------------------------------------------------------------------------
1st Quarter             0.40   0.32   0.34   1.41   0.36   0.63   1.15
2nd Quarter             0.41   0.32   0.45   1.19   0.34   1.27   1.70
3rd Quarter             0.32   0.35   0.67   0.72   0.33   0.78
4th Quarter      0.30   0.30   0.36   1.10   0.55   0.32   0.37
--------------------------------------------------------------------------------
Total USD        0.30   1.43   1.35   2.56   3.87   1.35   3.05
--------------------------------------------------------------------------------



Balance sheet for Nordic American Tanker Shipping Ltd as of March 31, 2004 and December 31, 2003 (Figures in USD)

                                       03/31/04       12/31/03
Vessels                               126,374,165   128,081,925
Current assets                         13,804,241     8,248,449
Cash deposits                             521,777       565,924
---------------------------------------------------------------
Total assets                          140,700,183   136,896,298
---------------------------------------------------------------
Shareholder's equity                  110,649,620   106,857,976
Long term debt                         30,000,000    30,000,000
Current liabilities                        50,563        38,322
---------------------------------------------------------------
Total liabilities & equity            140,700,183   136,896,298
---------------------------------------------------------------


As previously announced by the Company, BP Shipping the charterer of the Company's 3 Suezmax tankers, has not delivered notice of exercise of its options to extend the charters. Accordingly, the existing charters will terminate on October 1, 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004.

At the Company's Special Meeting of Shareholders on March 15, 2004, the Company's shareholders decided by vote of approximately 96% of those voting to continue the Company in business. However, as the quorum was not sufficient to amend the Company's bye-laws, the restrictions on the Company's business activities will continue to expire on the termination of the BP charters on October 1, 2004 (subject to possible extensions of up to 30 days at BP's option). Following termination of the restrictions, the Company will be free under its bye-laws to conduct any business permitted by law on an unrestricted basis. The Board of Directors is currently reviewing the Company's business plan.

In the absence of the renewal by BP Shipping of its option for all 3 vessels, the following alternatives are possible:

     o    The renegotiation by the Company and BP Shipping of the charters.

     o The employment by the Company of the vessels in the spot market as from October 1, 2004.

     o    The long-term charter of the vessels to other end-users than BP
          Shipping.

     o    Any combination of these alternatives.


                                April 14, 2004

Contacts:            Gary J. Wolfe
                     Seward & Kissel, New York, USA
                     Tel: (1) 212  574 1223

                     Scandic American Shipping Ltd (www.scandicamerican.com) P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 44 61 40, or +47 901 46 291,
                     e-mail:  nat@scandicamerican.com or

                     Rolf Amundsen
                     Amundsen Partners, Oslo, Norway
                     Tel: + 47 908 26 906

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  April 14, 2004                By:/s/ Herbjorn Hansson
                                         ----------------------------
                                             Herbjorn Hansson
                                             President and
                                             Chief Executive Officer



























01318.0002 #478700